charles SCHWAB

Money Market | # Schwab Money Market Portfolio™

Money Market

Semiannual report for the period ended June 30, 2006

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

Management's Discussion



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, is responsible for the overall management of the portfolio. She joined the firm in 1987 and has worked in fixed income portfolio management since 1991.

The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. At the end of the six-month report period, the benchmark rate was up to 5.25%. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Nonetheless, higher short-term rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle. Following a strong start to 2006, economic growth has moderated over the past six months.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

In this market environment, our strategy was to position the fund for a continued rise in interest rates. The fund continued to maintain a shorter weighted average maturity (WAM) by focusing on shorter-term discount notes. Keeping the WAM short provided the flexibility to adapt and respond to the changes in rising money market rates. During the six-month reporting period, the supply of agency discount notes continued to decline. This was due to a reduced demand for short-term funding from the various government sponsored enterprises (GSEs).

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Portfolio Facts as of 6/30/06

Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield	4.66%
Seven-Day Effective Yield	4.77%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	41 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Portfolio yields do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the yields would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

Portfolio Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/06	Ending Account Value (Net of Expenses) at 6/30/06	Expenses Paid During Period[2] 1/1/06–6/30/06
Schwab Money Market Portfolio				
Actual Return	0.46%	$1,000	$1,021.01	$2.31
Hypothetical 5% Return	0.46%	$1,000	$1,022.51	$2.31

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Money Market Portfolio

Financial Statements

Financial Highlights

	1/1/06–6/30/06*	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-share data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.02	0.03	0.01	0.01	0.01	0.04
Less distributions:						
Dividends from net investment income	(0.02)	(0.03)	(0.01)	(0.01)	(0.01)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.10[1]	2.75	0.90	0.74	1.31	3.72
Ratios/supplemental data (%)						
Ratios to average net assets:						
Net operating expenses	0.46[2]	0.47	0.46	0.44	0.48	0.49
Gross operating expenses	0.47[2]	0.47	0.46	0.44	0.48	0.50
Net investment income	4.20[2]	2.74	0.89	0.75	1.31	3.55
Net assets, end of period ($ x 1,000,000)	161	133	116	141	215	204

* Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date.

The fund files its complete schedule of portfolio holdings
with the SEC for the first and third quarters of each fiscal
year on Form N-Q. The fund's Form N-Q is available on
the SEC's website at www.sec.gov and may be viewed
and copied at the SEC's Public Reference Room in
Washington, D.C. Call 1-800-SEC-0330 for information
on the operation of the Public Reference Room. The
schedule of portfolio holdings filed on a fund's most
recent Form N-Q is also available by visiting Schwab's
website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the effective
yield at the time of purchase, except for U.S. Treasury
notes, for which the rate shown is the interest rate (the
rate established when the obligation was issued). For vari-
able-rate obligations, the rate shown is the rate as of the
report date and the maturity date shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
93.4% Federal Agency Securities	150,447	150,447
6.9% Other Investments	11,080	11,080
100.3% Total Investments	161,527	161,527
(0.3)% Other Assets and Liabilities		(496)
100.0% Net Assets		161,031

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Federal Agency Securities 93.4% of net assets		
Discount Notes 93.4%		
Fannie Mae		
4.86%, 07/05/06	2,000	1,999
5.00%, 07/12/06	3,000	2,995
4.93%, 07/17/06	1,240	1,237
4.97%, 07/19/06	1,774	1,770
4.98%, 07/19/06	2,000	1,995
4.96%, 07/26/06	1,000	997
4.99%, 07/26/06	1,900	1,893
4.99%, 07/26/06	1,000	997
5.21%, 07/26/06	1,000	996
5.00%, 08/02/06	1,178	1,173
5.01%, 08/02/06	1,071	1,066
5.08%, 08/16/06	1,000	994
5.27%, 08/16/06	6,190	6,149
5.25%, 08/21/06	2,970	2,948
5.30%, 08/23/06	4,000	3,969
5.16%, 09/01/06	1,670	1,655
5.17%, 09/06/06	2,000	1,981
5.33%, 09/13/06	2,900	2,869
5.35%, 09/13/06	1,000	989
Federal Farm Credit Bank		
4.98%, 07/05/06	3,000	2,998
5.08%, 07/14/06	4,000	3,993
5.17%, 07/25/06	3,000	2,990
4.96%, 07/26/06	2,000	1,993
5.17%, 07/26/06	5,000	4,982
5.18%, 07/28/06	1,548	1,542
4.89%, 08/07/06	1,185	1,179
4.99%, 08/11/06	1,000	994
5.33%, 10/16/06	1,000	984
Federal Home Loan Bank		
4.97%, 07/07/06	2,000	1,998
4.90%, 07/14/06	3,512	3,506
4.91%, 07/14/06	2,500	2,496
4.92%, 07/19/06	2,000	1,995
4.95%, 07/19/06	1,000	998
4.98%, 07/19/06	1,060	1,057
5.25%, 08/02/06	1,075	1,070
5.01%, 08/04/06	3,000	2,986
5.26%, 08/16/06	1,118	1,111
5.24%, 08/18/06	2,000	1,986
5.26%, 08/25/06	1,500	1,488
5.16%, 09/08/06	5,000	4,951
5.17%, 09/13/06	2,000	1,979

Portfolio Holdings (Unaudited) continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
5.23%, 09/13/06	5,000	4,947
5.27%, 09/15/06	4,768	4,716
Freddie Mac		
4.86%, 07/03/06	1,129	1,129
5.00%, 07/11/06	1,000	999
4.95%, 07/18/06	1,000	998
4.88%, 07/25/06	1,355	1,351
4.90%, 07/25/06	2,000	1,994
4.97%, 07/25/06	2,216	2,209
5.21%, 07/31/06	1,900	1,892
4.94%, 08/04/06	1,095	1,090
4.95%, 08/04/06	1,070	1,065
5.23%, 08/08/06	2,700	2,685
5.25%, 08/08/06	1,000	995
5.27%, 08/22/06	1,000	992
5.27%, 08/30/06	1,123	1,113
5.29%, 09/05/06	6,445	6,383
5.30%, 09/05/06	1,565	1,550
5.33%, 09/05/06	3,000	2,971
5.23%, 09/18/06	1,067	1,055
5.33%, 09/19/06	2,550	2,520
5.22%, 11/14/06	2,000	1,961
Tennessee Valley Authority		
4.94%, 07/06/06	3,000	2,998
5.03%, 07/20/06	3,000	2,992
5.18%, 08/03/06	4,000	3,981
5.25%, 09/14/06	6,000	5,935
5.25%, 09/14/06	2,000	1,978
		150,447

Issuer Rate, Maturity Date	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 6.9% of net assets

Repurchase Agreements 6.9%

Credit Suisse First Boston L.L.C.

Tri-Party Repurchase Agreement Collateralized by U.S. Treasury Securities with a value of $11,305 4.50%, issued 06/30/06, due 07/03/06	11,084	11,080

End of Investments.

At 06/30/06, the cost of the fund's investments was $161,527.

Statement of
Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at cost and value	$150,447
Repurchase agreements, at cost and value	11,080
Receivables:	
Fund shares sold	668
Interest	+ 1
Total assets	**162,196**

Liabilities

Payables:	
Dividends to shareholders	301
Fund shares redeemed	824
Investment adviser and administrator fees	5
Trustees' fees	3
Accrued expenses	+ 32
Total liabilities	**1,165**

Net Assets

Total assets	162,196
Total liabilities	- 1,165
Net assets	**$161,031**

Net Assets by Source

Capital received from investors	161,044
Net realized capital losses	(13)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$161,031		161,078		$1.00

Statement of
Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

Investment Income		
Interest		**$3,126**
Expenses		
Investment adviser and administrator fees		255
Trustees' fees		11
Custodian fees		7
Portfolio accounting fees		10
Professional fees		4
Shareholder reports		23
Other expenses	+	2
Total expenses		312
Custody credits	-	1
Net expenses		**311**
Increase in Net Assets from Operations		
Total investment income		3,126
Net expenses	-	311
Net investment income		**2,815**
Increase in net assets from operations		**$2,815**

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

Operations

	1/1/06-6/30/06	1/1/05-12/31/05
Net investment income	$2,815	$3,417
Increase in net assets from operations	**2,815**	**3,417**

Distributions Paid

Dividends from net investment income	**2,815**	**3,417**

Transactions in Fund Shares*

Shares sold	153,488	150,665
Shares reinvested	2,526	3,417
Shares redeemed +	(128,029)	(137,096)
Net transactions in fund shares	**27,985**	**16,986**

Net Assets

Beginning of period	133,046	116,060
Total increase +	27,985	16,986
End of period	**$161,031**	**$133,046**

* Transactions took place at $1.00 per share; figures for share quantities are the same as for dollars.

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Fund

Schwab Money Market Portfolio is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund in this report, which is highlighted:

> **Schwab Annuity Portfolios**
> Organized January 21, 1994
>
> Schwab Money Market Portfolio
> Schwab MarketTrack Growth Portfolio II
> Schwab S&P 500 Index Portfolio

Schwab Money Market Portfolio offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

(a) Security Valuation:

The fund values the securities in its portfolio at amortized cost, which approximates market value.

(b) Portfolio Investments:

Delayed-Delivery: The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

Repurchase Agreements: The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

(d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If the fund buys a debt security at a discount (that is, for less than face value) or a premium (more than face value), it amortizes the discount or premium from the current date to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to the insurance company separate accounts once a month. The fund may make distributions from any net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

(f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(g) Indemnification:

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

Average daily net assets	
First $1 billion	0.38%
Over $1 billion	0.35%
Over $10 billion	0.32%
Over $20 billion	0.30%
Over $40 billion	0.27%

Schwab does not charge the fund for transfer agent and shareholder services fees.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses to 0.50% through April 29, 2007.

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, the fund had no security transactions with other Schwab Funds.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

4. Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to the participating insurance company separate accounts each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. As of December 31, 2005, the fund had no undistributed earnings on a tax basis.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

4. Federal Income Taxes (continued)

As of December 31, 2005, the fund had capital loss carry forwards available to offset future net capital gains before the expiration date:

Expire	
2006	$3
2007	9
2008	1
Total	**$13**

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

From ordinary income	$3,417
From long-term capital gains	—
From return of capital	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of December 31, 2005, the fund made the following reclassifications:

Capital received from investors	($1)
Net realized capital losses	$1

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Annuity Portfolios (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Money Market Portfolio, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees considered the role of unaffiliated insurance companies in the distribution of the funds. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition, and how this affects the success of the funds. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts, and the unique insurance dedicated distribution arrangements of the funds as compared to other funds managed by CSIM. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also con-

15

sidered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, and (ii) to implement, by means of expense limitation agreement, reductions in net

overall expenses for certain funds. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

The tables below give information about the trustees and officers for The Schwab Annuity Portfolios, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Mariann Byerwalter 1960 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University.	98	*Board 1*—Director, Redwood Trust, Inc. *Board 2*—Director, PMI Group, Inc.
Donald F. Dorward 1931 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising.	57	None.
William A. Hasler 1941 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education).	98	*Board 1*—Director, Aphton Corp. *Board 2*—Director, Mission West Properties *Board 3*—Director, TOUSA *Board 4*—Director, Stratex Networks *Board 5*—Director, Genitope Corp. *Board 6*—Director & Non-Executive Chairman, Solectron Corp. *Board 7*—Director, Ditech Communications Corp.

Independent Trustees continued

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Robert G. Holmes 1931 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm).	57	None.
Gerald B. Smith 1950 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors).	57	*Board 1*—Board of Cooper Industries *Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P.
Donald R. Stephens 1938 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust).	57	None.
Michael W. Wilsey 1943 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).	57	None.

Interested Trustees

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Charles R. Schwab[2] 1937 Chairman and Trustee (Chairman and Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation.	57	None.
Randall W. Merk[2] 1954 Trustee (Trustee of The Schwab Annuity Portfolios since 2005.)	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc.	98	None.

Officers of the Trust

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3])	Principal Occupations During the Past Five Years
Evelyn Dilsaver 1955 President and Chief Executive Officer (Officer of The Schwab Annuity Portfolios since 2004.)	President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation.
Stephen B. Ward 1955 Senior Vice President and Chief Investment Officer (Officer of The Schwab Annuity Portfolios since 1991.)	Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company.
George Pereira 1964 Treasurer and Principal Financial Officer (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc.
Kimon Daifotis 1959 Senior Vice President and Chief Investment Officer—Fixed Income (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963 Senior Vice President and Chief Investment Officer—Equities (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.

Officers of the Trust continued

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3])	Principal Occupations During the Past Five Years
Randall Fillmore 1960 Chief Compliance Officer and AML Officer (Officer of The Schwab Annuity Portfolios since 2002.)	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961 Secretary and Chief Legal Officer (Officer of The Schwab Annuity Portfolios since 1998.)	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.

[1] Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

[3] The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

charles SCHWAB

Large-Cap Blend

Schwab MarketTrack Growth Portfolio II™

Balanced

Semiannual report for the period ended June 30, 2006

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

The industry/sector classification of the fund's portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Management's Discussion



Larry Mano, a vice president and senior portfolio manager of the investment adviser, is responsible for the overall management of the portfolio. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day manager of the equity portions of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. As the Fed raised rates, the yield curve flattened and had brief periods

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 2.21% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations

- ■ -0.72% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market

- ■ 2.71% **S&P 500® Index:** measures U.S. large-cap stocks

- ▨ 8.21% **Russell 2000® Index:** measures U.S. small-cap stocks

- ▫ 10.16% **MSCI EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.



Matthew Hastings, CFA, a vice president and senior portfolio manager of the investment adviser, has day-to-day responsibility for the co-management of the bond and cash portions of the portfolio. He joined the firm in 1999 and has worked in fixed-income and asset management since 1996.



Steven Hung, a director and portfolio manager of the investment adviser, has day-to-day responsibility for the co-management for the bond and cash portions of the portfolio. He joined the firm in 1998 and has worked in fixed-income asset management since 1999.

of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Following a strong start to 2006, economic growth has moderated over the past six months.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 2.71% for the six-month period ending June 30, 2006 while the Russell 2000 Index also displayed a positive return of 8.21%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 10.16% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which was down 0.72% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

The Schwab MarketTrack Growth Portfolio II incorporates a mix of different asset classes. Accordingly, its returns over a given period will reflect a blend of the returns of those asset classes, and will depend on their relative weightings within the portfolio. By spreading its exposure over various asset classes, The MarketTrack Growth Portfolio II is designed to provide more stable returns while seeking to reduce risk over various market cycles.

The portfolio was up 4.38% for the six-month period, compared to a 4.14% return for its benchmark, the Growth Composite Index. The portfolio has an 80% target stock allocation that is divided amongst large-cap, small-cap, and international stocks. The 20% target allocation to fixed income, which includes 5% cash, is designed to reduce volatility and risk over the long term. In this report period, due to the volatility in the equity markets, the fund benefited from its allocation to larger-capitalization stocks and the fixed income portion of the portfolio.

Past performance does not indicate future results.

Source of Sector Classification: S&P and MSCI.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Schwab MarketTrack Growth Portfolio II

Performance as of 6/30/06

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **Growth Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 11/1/96
Portfolio	4.38%	10.85%	4.88%	7.57%
Benchmark	4.14%	11.23%	5.52%	7.71%
Fund Category	1.42%	7.46%	1.00%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1,2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $20,239 **Portfolio**
■ $20,495 **Growth Composite Index**
■ $20,991 **S&P 500® Index**
☐ $17,560 **Lehman Brothers U.S. Aggregate Bond Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The Growth Composite Index is based on a comparable portfolio asset allocation and calculated using the following portion allocations: 60% Dow Jones Wilshire 5000 Composite Index℠, 20% MSCI EAFE® Index, 15% Lehman Brothers U.S. Aggregate Bond Index, and 5% Morningstar 3-Month T-Bill Index.

Portfolio Facts as of 6/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	507
Weighted Average Market Cap ($ x 1,000,000)	$60,516
Price/Earnings Ratio (P/E)	19.0
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate[2]	32%

Top Holdings[3]

Security	% of Net Assets
❶ **Schwab Institutional Select® S&P 500 Fund**	23.8%
❷ **Schwab International Index Fund®,** Select Shares®	21.1%
❸ **Schwab Small-Cap Index Fund®,** Select Shares	20.5%
❹ **Schwab Total Bond Market Fund™**	14.8%
❺ **Schwab Value Advantage Money Fund®,** Select Shares	0.7%
❻ **Exxon Mobil Corp.**	0.5%
❼ **General Electric Co.**	0.4%
❽ **Citigroup, Inc.**	0.3%
❾ **Bank of America Corp.**	0.3%
❿ **Microsoft Corp.**	0.3%
Total	**82.7%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 37.6% **Large-Cap Stocks**
- 21.0% **International Stocks**
- 20.4% **Small-Cap Stocks**
- 14.7% **Bonds**
- 6.3% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the stock portion of the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 6/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Portfolio Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/06	Ending Account Value (Net of Expenses) at 6/30/06	Expenses Paid During Period[2] 1/1/06–6/30/06
Schwab MarketTrack Growth Portfolio II				
Actual Return	0.50%	$1,000	$1,043.79	$2.53
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab MarketTrack Growth Portfolio II

Financial Statements

Financial Highlights

	1/1/06–6/30/06*	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)						
Net asset value at beginning of period	15.53	14.87	13.49	10.75	12.99	14.81
Income or loss from investment operations:						
Net investment income	0.08	0.24	0.21	0.16	0.17	0.18
Net realized and unrealized gains or losses	0.60	0.62	1.35	2.74	(2.17)	(1.43)
Total income or loss from investment operations	0.68	0.86	1.56	2.90	(2.00)	(1.25)
Less distributions:						
Dividends from net investment income	–	(0.20)	(0.18)	(0.16)	(0.20)	(0.35)
Distributions from net realized gains	–	–	–	–	(0.04)	(0.22)
Total distributions	–	(0.20)	(0.18)	(0.16)	(0.24)	(0.57)
Net asset value at end of period	16.21	15.53	14.87	13.49	10.75	12.99
Total return (%)	4.38[2]	5.77	11.58	26.97	(15.44)	(8.40)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[1]	0.50[3]	0.48	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.70[3]	0.68	0.69	0.87	1.00	0.82
Net investment income	0.98[3]	1.66	1.52	1.70	1.59	1.67
Portfolio turnover rate	32	5	8	10	30	13
Net assets, end of period ($ x 1,000,000)	39	37	34	30	20	22

* Unaudited.

[1] The expense incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of June 30, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
14.0%	**Common Stock**	3,048	5,471
80.7%	**Other Investment Companies**	27,041	31,515
5.6%	**Short-Term Investments**	2,155	2,155
0.1%	**U.S. Government Securities**	45	45
100.4%	**Total Investments**	**32,289**	**39,186**
(0.4)%	**Other Assets and Liabilities**		(148)
100.0%	**Net Assets**		**39,038**

Security	Number of Shares	Value ($ x 1,000)
Common Stock 14.0% of net assets		
Automobiles & Components 0.1%		
Cooper Tire & Rubber Co.	30	—
Ford Motor Co.	882	6
General Motors Corp.	266	8
Harley-Davidson, Inc.	127	7
Johnson Controls, Inc.	90	8
The Goodyear Tire & Rubber Co. *	84	1
		30
Banks 1.1%		
AmSouth Bancorp	163	4
Bank of America Corp.	2,196	106
BB&T Corp.	253	11
Comerica, Inc.	78	4
Compass Bancshares, Inc.	59	3
Countrywide Financial Corp.	285	11
Fannie Mae	457	22
Fifth Third Bancorp	262	10
First Horizon National Corp.	60	2
Freddie Mac	326	19
Golden West Financial Corp.	122	9
Huntington Bancshares, Inc.	118	3
KeyCorp	191	7
M&T Bank Corp.	37	4
Marshall & Ilsley Corp.	106	5
MGIC Investment Corp.	42	3
National City Corp.	260	9
North Fork Bancorp, Inc.	226	7
PNC Financial Services Group, Inc.	138	10
Regions Financial Corp.	215	7
Sovereign Bancorp, Inc.	176	4
SunTrust Banks, Inc.	175	13
Synovus Financial Corp.	149	4
U.S. Bancorp	851	26
Wachovia Corp.	766	41
Washington Mutual, Inc.	469	21
Wells Fargo & Co.	791	53
Zions Bancorp	50	4
		422
Capital Goods 1.3%		
3M Co.	357	29
American Power Conversion Corp.	72	1
American Standard Cos., Inc.	85	4
Caterpillar, Inc.	317	24
Cooper Industries Ltd., Class A	44	4
Cummins, Inc.	22	3
Danaher Corp.	112	7
Deere & Co.	113	9
Dover Corp.	97	5
Eaton Corp.	71	5
Emerson Electric Co.	194	16
Fluor Corp.	42	4
General Dynamics Corp.	189	12
General Electric Co.	4,931	163
Goodrich Corp.	59	2
Honeywell International, Inc.	393	16
Illinois Tool Works, Inc.	196	9
Ingersoll-Rand Co., Class A	154	7
ITT Industries, Inc.	88	4
L-3 Communications Holdings, Inc.	58	4
Lockheed Martin Corp.	169	12
Masco Corp.	196	6
Navistar International Corp. *	30	1
Northrop Grumman Corp.	165	11
Paccar, Inc.	81	7
Pall Corp.	60	2
Parker Hannifin Corp.	56	4

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Raytheon Co.	212	9
Rockwell Automation, Inc.	83	6
Rockwell Collins, Inc.	82	5
Textron, Inc.	62	6
The Boeing Co.	377	31
Tyco International Ltd.	952	26
United Technologies Corp.	479	30
W.W. Grainger, Inc.	37	3
		487
Commercial Services & Supplies 0.1%		
Allied Waste Industries, Inc. *	114	1
Avery Dennison Corp.	53	3
Cendant Corp.	477	8
Cintas Corp.	66	3
Equifax, Inc.	62	2
H&R Block, Inc.	155	4
Monster Worldwide, Inc. *	60	3
Pitney Bowes, Inc.	108	5
R.R. Donnelley & Sons Co.	103	3
Robert Half International, Inc.	82	3
Waste Management, Inc.	260	9
		44
Consumer Durables & Apparel 0.2%		
Brunswick Corp.	45	1
Centex Corp.	59	3
Coach, Inc. *	180	5
D.R. Horton, Inc.	128	3
Eastman Kodak Co.	134	3
Fortune Brands, Inc.	70	5
Harman International Industries, Inc.	32	3
Hasbro, Inc.	85	2
Jones Apparel Group, Inc.	55	2
KB Home	37	2
Leggett & Platt, Inc.	87	2
Lennar Corp., Class A	64	3
Liz Claiborne, Inc.	50	2
Mattel, Inc.	182	3
Newell Rubbermaid, Inc.	128	3
Nike, Inc., Class B	89	7
Pulte Homes, Inc.	102	3
Snap-On, Inc.	27	1
The Black & Decker Corp.	36	3
The Stanley Works	35	2
VF Corp.	42	3
Whirlpool Corp.	36	3
		64

Security	Number of Shares	Value ($ x 1,000)
Consumer Services 0.2%		
Apollo Group, Inc., Class A *	67	3
Carnival Corp.	204	9
Darden Restaurants, Inc.	63	3
Harrah's Entertainment, Inc.	88	6
Hilton Hotels Corp.	155	4
International Game Technology	158	6
Marriott International, Inc., Class A	152	6
McDonald's Corp.	593	20
Starbucks Corp. *	360	14
Starwood Hotels & Resorts Worldwide, Inc.	103	6
Wendy's International, Inc.	55	3
YUM! Brands, Inc.	130	7
		87
Diversified Financials 1.1%		
American Express Co.	584	31
Ameriprise Financial, Inc.	118	5
Capital One Financial Corp.	142	12
CIT Group, Inc.	95	5
Citigroup, Inc.	2,360	114
E*TRADE Financial Corp. *	197	5
Federated Investors, Inc., Class B	40	1
Franklin Resources, Inc.	72	6
Janus Capital Group, Inc.	102	2
JPMorgan Chase & Co.	1,648	69
Legg Mason, Inc.	59	6
Lehman Brothers Holdings, Inc.	350	23
Mellon Financial Corp.	197	7
Merrill Lynch & Co., Inc.	434	30
Moody's Corp.	116	6
Morgan Stanley	507	32
Northern Trust Corp.	87	5
SLM Corp.	197	10
State Street Corp.	157	9
T. Rowe Price Group, Inc.	126	5
The Bank of New York Co., Inc.	64	12
The Bear Stearns Cos., Inc.	56	8
The Charles Schwab Corp. (a)	487	8
The Goldman Sachs Group, Inc.	206	31
		442
Energy 1.4%		
Anadarko Petroleum Corp.	220	11
Apache Corp.	156	11

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Baker Hughes, Inc.	161	13
BJ Services Co.	154	6
Chesapeake Energy Corp.	176	5
ChevronTexaco Corp.	1,052	65
ConocoPhillips	779	51
Devon Energy Corp.	210	13
El Paso Corp.	310	5
EOG Resources, Inc.	114	8
Exxon Mobil Corp.	2,888	177
Halliburton Co.	244	18
Hess Corp.	111	6
Kerr-McGee Corp.	108	7
Kinder Morgan, Inc.	49	5
Marathon Oil Corp.	173	14
Murphy Oil Corp.	79	4
Nabors Industries, Ltd. *	149	5
National-Oilwell Varco, Inc. *	82	5
Noble Corp.	64	5
Occidental Petroleum Corp.	203	21
Rowan Cos., Inc.	52	2
Schlumberger Ltd.	558	36
Sunoco, Inc.	64	4
Transocean, Inc. *	154	12
Valero Energy Corp.	294	20
Weatherford International, Ltd. *	166	8
Williams Cos., Inc.	282	7
XTO Energy, Inc.	171	8
		552

Food & Staples Retailing 0.3%

Security	Number of Shares	Value ($ x 1,000)
Costco Wholesale Corp.	223	13
CVS Corp.	385	12
Safeway, Inc.	212	5
Supervalu, Inc.	96	3
Sysco Corp.	293	9
The Kroger Co.	343	8
Wal-Mart Stores, Inc.	1,181	57
Walgreen Co.	477	21
Whole Foods Market, Inc.	66	4
Winn-Dixie Stores, Inc. *	100	–
		132

Food, Beverage & Tobacco 0.7%

Security	Number of Shares	Value ($ x 1,000)
Altria Group, Inc.	986	72
Anheuser-Busch Cos., Inc.	366	17
Archer-Daniels-Midland Co.	309	13
Brown-Forman Corp., Class B	40	3
Campbell Soup Co.	88	3

Security	Number of Shares	Value ($ x 1,000)
Coca-Cola Enterprises, Inc.	144	3
ConAgra Foods, Inc.	245	5
Constellation Brands, Inc., Class A *	94	2
Dean Foods Co. *	65	2
General Mills, Inc.	168	9
H.J. Heinz Co.	158	6
Kellogg Co.	118	6
McCormick & Co., Inc.	63	2
Molson Coors Brewing Co., Class B	25	2
PepsiCo, Inc.	782	47
Reynolds American, Inc.	40	5
Sara Lee Corp.	358	6
The Coca-Cola Co.	973	42
The Hershey Co.	84	5
The Pepsi Bottling Group, Inc.	63	2
Tyson Foods, Inc., Class A	99	1
UST, Inc.	78	4
Wm. Wrigley Jr. Co., Class A	105	5
		262

Health Care Equipment & Services 0.6%

Security	Number of Shares	Value ($ x 1,000)
Aetna, Inc.	268	11
AmerisourceBergen Corp.	98	4
Bausch & Lomb, Inc.	26	1
Baxter International, Inc.	305	11
Becton Dickinson & Co.	118	7
Biomet, Inc.	118	4
Boston Scientific Corp. *	544	9
C.R. Bard, Inc.	50	4
Cardinal Health, Inc.	199	13
Caremark Rx, Inc.	212	11
CIGNA Corp.	58	6
Coventry Health Care, Inc. *	75	4
Express Scripts, Inc. *	70	5
HCA, Inc.	194	8
Health Management Associates, Inc., Class A	114	2
Hospira, Inc. *	77	3
Humana, Inc. *	78	4
IMS Health, Inc.	95	2
Laboratory Corp. of America Holdings *	60	4
Manor Care, Inc.	38	2
McKesson Corp.	144	7
Medco Health Solutions, Inc. *	145	8
Medtronic, Inc.	570	27

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Patterson Cos., Inc. *	66	2
Quest Diagnostics	76	4
St. Jude Medical, Inc. *	173	6
Stryker Corp.	139	6
Tenet Healthcare Corp. *	223	1
UnitedHealth Group, Inc.	640	29
WellPoint, Inc. *	311	23
Zimmer Holdings, Inc. *	118	7
		235
Household & Personal Products 0.3%		
Alberto-Culver Co., Class B	36	2
Avon Products, Inc.	213	7
Clorox Co.	72	4
Colgate-Palmolive Co.	242	15
Kimberly-Clark Corp.	218	13
Procter & Gamble Co.	1,555	87
The Estee Lauder Cos., Inc., Class A	57	2
		130
Insurance 0.7%		
ACE Ltd.	152	8
AFLAC, Inc.	235	11
Ambac Financial Group, Inc.	49	4
American International Group, Inc.	1,227	72
AON Corp.	153	5
Cincinnati Financial Corp.	83	4
Genworth Financial, Inc., Class A	179	6
Lincoln National Corp.	134	8
Loews Corp.	195	7
Marsh & McLennan Cos., Inc.	258	7
MBIA, Inc.	64	4
Metlife, Inc.	357	18
Principal Financial Group, Inc.	132	7
Prudential Financial, Inc.	234	18
SAFECO Corp.	59	3
The Allstate Corp.	304	17
The Chubb Corp.	190	9
The Hartford Financial Services Group, Inc.	144	12
The Progressive Corp.	375	10
The St. Paul Travelers Cos., Inc.	328	15
Torchmark Corp.	50	3
UnumProvident Corp.	142	3
XL Capital Ltd., Class A	83	5
		256

Security	Number of Shares	Value ($ x 1,000)
Materials 0.4%		
Air Products & Chemicals, Inc.	106	7
Alcoa, Inc.	411	13
Allegheny Technologies, Inc.	40	3
Ashland, Inc.	34	2
Ball Corp.	50	2
Bemis Co.	50	2
E.I. du Pont de Nemours & Co.	434	18
Eastman Chemical Co.	39	2
Ecolab, Inc.	87	3
Freeport-McMoran Copper & Gold, Inc., Class B	88	5
Hercules, Inc. *	54	1
International Flavors & Fragrances, Inc.	38	1
International Paper Co.	233	8
Louisiana-Pacific Corp.	51	1
MeadWestvaco Corp.	86	2
Monsanto Co.	127	11
Newmont Mining Corp.	210	11
Nucor Corp.	146	8
Pactiv Corp. *	68	2
Phelps Dodge Corp.	97	8
PPG Industries, Inc.	79	5
Praxair, Inc.	152	8
Rohm & Haas Co.	69	3
Sealed Air Corp.	39	2
Sigma-Aldrich Corp.	39	3
Temple-Inland, Inc.	53	2
The Dow Chemical Co.	456	18
United States Steel Corp.	52	4
Vulcan Materials Co.	48	4
Weyerhaeuser Co.	116	7
		166
Media 0.5%		
CBS Corp., Class B	995	27
Clear Channel Communications, Inc.	244	7
Comcast Corp., Class A *	1,010	33
Dow Jones & Co., Inc.	28	1
Gannett Co., Inc.	112	6
Interpublic Group of Cos., Inc. *	204	2
McGraw-Hill Cos., Inc.	173	9
Meredith Corp.	20	1
New York Times Co., Class A	74	2
News Corp., Class A	1,134	22
Omnicom Group, Inc.	84	7
The E.W. Scripps Co., Class A	41	2
The McClatchy Co., Class A	16	1

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
The Walt Disney Co.	911	27
Time Warner, Inc.	2,130	37
Tribune Co.	123	4
Univision Communications, Inc., Class A *	105	3
Viacom, Inc., Class B *	365	13
		204
Pharmaceuticals & Biotechnology 1.1%		
Abbott Laboratories	728	32
Allergan, Inc.	71	8
Amgen, Inc. *	552	36
Applera Corp. - Applied Biosystems Group	87	3
Barr Pharmaceuticals, Inc. *	50	2
Biogen Idec, Inc. *	162	8
Bristol-Myers Squibb Co.	925	24
Eli Lilly & Co.	534	30
Fisher Scientific International, Inc. *	59	4
Forest Laboratories, Inc. *	155	6
Genzyme Corp. *	122	7
Gilead Sciences, Inc. *	218	13
Johnson & Johnson	1,407	84
King Pharmaceuticals, Inc. *	115	2
MedImmune, Inc. *	120	3
Merck & Co., Inc.	1,033	38
Millipore Corp. *	25	2
Mylan Laboratories, Inc.	104	2
PerkinElmer, Inc.	62	1
Pfizer, Inc. (b)	3,480	82
Schering-Plough Corp.	701	13
Thermo Electron Corp. *	77	3
Waters Corp. *	49	2
Watson Pharmaceuticals, Inc. *	49	1
Wyeth	635	28
		434
Real Estate 0.1%		
Apartment Investment & Management Co., Class A	46	2
Archstone-Smith Trust	100	5
Boston Properties, Inc.	43	4
Equity Office Properties Trust	174	6
Equity Residential	137	6
Kimco Realty Corp.	100	4
Plum Creek Timber Co., Inc.	88	3
ProLogis	115	6
Public Storage, Inc.	40	3

Security	Number of Shares	Value ($ x 1,000)
Simon Property Group, Inc.	86	7
Vornado Realty Trust	57	6
		52
Retailing 0.5%		
Amazon.com, Inc. *	146	6
AutoNation, Inc. *	70	2
AutoZone, Inc. *	27	2
Bed, Bath & Beyond, Inc. *	132	4
Best Buy Co., Inc.	192	11
Big Lots, Inc. *	88	2
Circuit City Stores, Inc.	73	2
Dillard's, Inc.	30	1
Dollar General Corp.	150	2
eBay, Inc. *	544	16
Family Dollar Stores, Inc.	74	2
Federated Department Stores, Inc.	256	9
Genuine Parts Co.	81	3
Home Depot, Inc.	1,004	36
J.C. Penney Co., Inc.	109	7
Kohl's Corp. *	164	10
Limited Brands, Inc.	165	4
Lowe's Cos., Inc.	368	22
Nordstrom, Inc.	103	4
Office Depot, Inc. *	139	5
OfficeMax, Inc.	34	1
RadioShack Corp.	11	–
Sears Holdings Corp. *	48	8
Staples, Inc.	343	8
Target Corp.	416	20
The Gap, Inc.	270	5
The Sherwin-Williams Co.	53	3
The TJX Cos., Inc.	217	5
Tiffany & Co.	68	2
		202
Semiconductors & Semiconductor Equipment 0.4%		
Advanced Micro Devices, Inc. *	227	5
Altera Corp. *	171	3
Analog Devices, Inc.	174	5
Applied Materials, Inc.	749	12
Applied Micro Circuits Corp. *	221	1
Broadcom Corp., Class A *	208	6
Freescale Semiconductor, Inc., Class B *	195	6
Intel Corp.	2,782	53
KLA-Tencor Corp.	95	4
Linear Technology Corp.	144	5

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
LSI Logic Corp. *	186	2
Maxim Integrated Products, Inc.	151	5
Micron Technology, Inc. *	318	5
National Semiconductor Corp.	159	4
Novellus Systems, Inc. *	64	1
NVIDIA Corp. *	161	3
PMC - Sierra, Inc. *	88	1
Teradyne, Inc. *	94	1
Texas Instruments, Inc.	756	23
Xilinx, Inc.	164	4
		149
Software & Services 0.7%		
Adobe Systems, Inc. *	283	9
Affiliated Computer Services, Inc., Class A *	55	3
Autodesk, Inc. *	110	4
Automatic Data Processing, Inc.	274	13
BMC Software, Inc. *	101	2
CA, Inc.	215	5
Citrix Systems, Inc. *	85	3
Computer Sciences Corp. *	89	4
Compuware Corp. *	182	1
Convergys Corp. *	67	1
Electronic Arts, Inc. *	143	6
Electronic Data Systems Corp.	243	6
First Data Corp.	362	16
Fiserv, Inc. *	88	4
Google, Inc., Class A *	96	40
Intuit, Inc. *	83	5
Microsoft Corp. *(b)*	4,203	98
Novell, Inc. *	185	1
Oracle Corp. *	1,783	26
Parametric Technology Corp. *	53	1
Paychex, Inc.	159	6
Sabre Holdings Corp., Class A	63	1
Symantec Corp. *	492	8
Unisys Corp. *	162	1
VeriSign, Inc. *	116	3
Yahoo! Inc. *	597	20
		287
Technology Hardware & Equipment 0.9%		
ADC Telecommunications, Inc. *	56	1
Agilent Technologies, Inc. *	202	6
Andrew Corp. *	76	1
Apple Computer, Inc. *	402	23
Avaya, Inc. *	198	2
CIENA Corp. *	276	1
Cisco Systems, Inc. *	2,909	57
Comverse Technology, Inc. *	96	2
Corning, Inc. *	731	18
Dell, Inc. *	1,113	27
EMC Corp. *	1,124	12
Gateway, Inc. *	200	1
Hewlett-Packard Co.	1,337	43
International Business Machines Corp.	741	57
Jabil Circuit, Inc.	83	2
JDS Uniphase Corp. *	794	2
Juniper Networks, Inc. *	200	3
Lexmark International, Inc., Class A *	52	3
Lucent Technologies, Inc. *	2,113	5
Molex, Inc.	68	2
Motorola, Inc.	1,181	24
NCR Corp. *	87	3
Network Appliance, Inc. *	178	6
QLogic Corp. *	76	1
Qualcomm, Inc.	783	31
SanDisk Corp. *	88	5
Sanmina — SCI Corp. *	252	1
Solectron Corp. *	433	2
Sun Microsystems, Inc. *	1,636	7
Symbol Technologies, Inc.	120	1
Tektronix, Inc.	39	1
Tellabs, Inc. *	214	3
Xerox Corp. *	440	6
		359
Telecommunication Services 0.5%		
Alltel Corp.	183	12
AT&T Corp.	1,834	51
BellSouth Corp.	849	31
CenturyTel, Inc.	55	2
Citizens Communications Co.	156	2
Embarq Corp *	70	3
Qwest Communications International, Inc. *	734	6
Sprint Nextel Corp.	1,404	28
Verizon Communications, Inc.	1,383	46
		181
Transportation 0.3%		
Burlington Northern Santa Fe Corp.	175	14
CSX Corp.	103	7
Delta Air Lines, Inc. *	100	—
FedEx Corp.	143	17
Norfolk Southern Corp.	195	10
Ryder System, Inc.	29	2

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Southwest Airlines Co.	335	6
Union Pacific Corp.	125	12
United Parcel Service, Inc., Class B	515	42
		110
Utilities 0.5%		
Allegheny Energy, Inc. *	78	3
Ameren Corp.	96	5
American Electric Power Co., Inc.	187	6
CenterPoint Energy, Inc.	147	2
CMS Energy Corp. *	105	1
Consolidated Edison, Inc.	117	5
Constellation Energy Group, Inc.	85	5
Dominion Resources, Inc.	164	12
DTE Energy Co.	85	3
Duke Energy Corp.	585	17
Dynegy, Inc., Class A *	143	1
Edison International	155	6
Entergy Corp.	98	7
Exelon Corp.	314	18
FirstEnergy Corp.	157	9
FPL Group, Inc.	190	8
KeySpan Corp.	83	3
Nicor, Inc.	32	1
NiSource, Inc.	130	3
Peoples Energy Corp.	19	1
PG&E Corp.	163	6
Pinnacle West Capital Corp.	47	2
PPL Corp.	179	6
Progress Energy, Inc.	120	5
Public Service Enterprise Group, Inc.	118	8
Sempra Energy	123	6
TECO Energy, Inc.	99	1
The AES Corp. *	310	6
The Southern Co.	349	11
TXU Corp.	217	13
Xcel Energy, Inc.	192	4
		184
Other Investment Companies 80.7% of net assets		
Schwab Institutional Select S&P 500 Fund, Select Shares *(a)*	920,990	9,274
Schwab International Index Fund, Select Shares *(a),(b)*	420,294	8,225
Schwab Small-Cap Index Fund, Select Shares *(a)*	325,458	7,990
Schwab Total Bond Market Fund *(a)*	601,781	5,771
Schwab Value Advantage Money Fund, Select Shares *(a)*	254,860	255
		31,515

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 5.6% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	2,155	**2,155**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 0.1% of net assets		
U.S. Treasury Bill 4.71%, 09/14/06	45	**45**

End of Investments.

At 06/30/2006, the tax basis cost of the fund's investments was $32,596 and the unrealized appreciation and depreciation were $7,083 and ($493), respectively, with a net unrealized appreciation of $6,590.

In addition to the above, the fund held the following at 06/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contract 1.0% of net assets			
S & P Mini 500 Index Future, Long Expires 09/15/06	6	384	**9**

* Non-income producing security.

(a) Issuer is affiliated with the fund's adviser.

(b) All or a portion of this security is held as collateral for open futures contracts.

Statement of

Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value (cost $27,041)	$31,515
Investments, at value (cost $5,248)	7,671
Receivables:	
Fund shares sold	36
Dividends	+ 32
Total assets	**39,254**

Liabilities

Payables:	
Fund shares redeemed	175
Investments bought	27
Due to brokers for futures	1
Investment adviser and administrator fees	1
Accrued expenses	+ 12
Total liabilities	**216**

Net Assets

Total assets	39,254
Total liabilities	− 216
Net assets	**$39,038**

Net Assets by Source

Capital received from investors	31,319
Net investment income not yet distributed	761
Net realized capital gains	52
Net unrealized capital gains	6,906

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$39,038		2,409		$16.21

Statement of
Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds	$132
Dividends	136
Interest +	12
Total investment income	**$280**

Net Realized Gains and Losses

Net realized losses on sales of affiliated issuers	(5)
Net realized gains received from affiliated underlying funds	36
Net realized gains on investments	929
Net realized losses on futures contracts +	(31)
Net realized gains	**929**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(401)
Net unrealized gains on affiliated funds	822
Net unrealized gains on futures contracts +	9
Net unrealized gains	**430**

Expenses

Investment adviser and administrator fees	84
Trustees' fees	8
Custodian fees	3
Portfolio accounting fees	8
Professional fees	15
Registration fees	1
Shareholder reports	11
Other expenses +	2
Total expenses	132
Expense reduction -	37
Net expenses	**95**

Increase in Net Assets from Operations

Total investment income	280
Net expenses -	95
Net investment income	**185**
Net realized gains	929
Net unrealized gains +	430
Increase in net assets from operations	**$1,544**

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Figures for current period are unaudited.

Operations

	1/1/06-6/30/06	1/1/05-12/31/05
Net investment income	$185	$576
Net realized gains	929	156
Net unrealized gains +	430	1,255
Increase in net assets from operations	**1,544**	**1,987**

Distributions Paid

Dividends from net investment income	—	**466**

Transactions in Fund Shares

	1/1/06-6/30/06		1/1/05-12/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	316	$5,152	339	$5,081
Shares reinvested	—	—	29	466
Shares redeemed +	(273)	(4,407)	(278)	(4,162)
Net transactions in fund shares	**43**	**$745**	**90**	**$1,385**

Shares Outstanding and Net Assets

	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	2,366	$36,749	2,276	$33,843
Total increase +	43	2,289	90	2,906
End of period	**2,409**	**$39,038**	**2,366**	**$36,749**
Net investment income not yet distributed		**$761**		**$576**

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Fund

Schwab MarketTrack Growth Portfolio II is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund in this report, which is highlighted:

> **Schwab Annuity Portfolios**
> Organized January 21, 1994
>
> Schwab Money Market Portfolio
> **Schwab MarketTrack Growth Portfolio II**
> Schwab S&P 500 Index Portfolio

Schwab MarketTrack Growth Portfolio II offers one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

(a) Security Valuation:

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

• **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When a fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the Investment Company Act of 1940.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

(b) Portfolio Investments:

Futures Contract: The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

For the period ended June 30, 2006, purchases and sales of securities (excluding short-term obligations) were as follows:

Purchases	Sales/Maturities
$11,743	$12,335

(d) Income, Expenses and Distributions:

Income from interest and the accretion of discount is recorded as it accrues. Dividends and distributions from portfolio securities and underlying funds are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund pays dividends from net investment income and makes distributions from net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

(e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

	Amount Outstanding at 6/30/06 ($ x 1000)	Average Borrowing* ($ x 1000)	Weighted Average Interest Rate* (%)
Schwab MarketTrack Growth Portfolio II	—	329	5.24

* Based on the number of days for which the borrowing is outstanding.

(f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(g) Indemnification:

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and the administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

Average daily net assets	
First $500 million	0.44%
Over $500 million	0.39%

Schwab does not charge the fund for transfer agent and shareholder services fees.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses to 0.50% through April 29, 2007.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in an index which the fund uses as part of an indexing strategy. Pursuant to an exemptive order issued by the SEC, the fund may invest in other related funds. As of June 30, 2006, the shares owned by the fund as a percentage of the total shares of the underlying funds is:

Schwab Equity Index Funds

Institutional Select S&P 500 Fund	0.6%
International Index Fund	0.5%
Small-Cap Index Fund	0.5%

Schwab Bond Funds

Total Bond Market Fund	0.5%

Schwab Money Funds

Value Advantage Money Fund	less than 0.1%

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, the fund had no security transactions with other Schwab Funds.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

4.Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to the participating insurance company separate accounts each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

As of December 31, 2005, the components of distributable earnings on a tax basis were as follows:

Ordinary income	$576
Long-term capital gains	—

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

4. Federal Income Taxes (continued)

As of December 31, 2005, the fund had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	
2010	$293
2011	200
2012	103
Total	**$596**

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

From ordinary income	$466
From long-term capital gains	—
From return of capital	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of December 31, 2005, the fund made the following reclassifications:

Capital received from investors	$2
Net realized capital losses	($2)

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Annuity Portfolios (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab MarketTrack Growth Portfolio II, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees considered the role of unaffiliated insurance companies in the distribution of the funds. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition, and how this affects the success of the funds. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts, and the unique insurance dedicated distribution arrangements of the funds as compared to other funds managed by CSIM. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds,

and (ii) to implement, by means of expense limitation agreement, reductions in net overall expenses for certain funds. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

The tables below give information about the trustees and officers for The Schwab Annuity Portfolios, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Mariann Byerwalter 1960 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University.	98	*Board 1*—Director, Redwood Trust, Inc. *Board 2*—Director, PMI Group, Inc.
Donald F. Dorward 1931 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising.	57	None.
William A. Hasler 1941 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education).	98	*Board 1*—Director, Aphton Corp. *Board 2*—Director, Mission West Properties *Board 3*—Director, TOUSA *Board 4*—Director, Stratex Networks *Board 5*—Director, Genitope Corp. *Board 6*—Director & Non-Executive Chairman, Solectron Corp. *Board 7*—Director, Ditech Communications Corp.

Independent Trustees continued

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Robert G. Holmes 1931 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm).	57	None.
Gerald B. Smith 1950 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors).	57	*Board 1*—Board of Cooper Industries *Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P.
Donald R. Stephens 1938 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust).	57	None.
Michael W. Wilsey 1943 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).	57	None.

Interested Trustees

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Charles R. Schwab[2] 1937 Chairman and Trustee (Chairman and Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation.	57	None.
Randall W. Merk[2] 1954 Trustee (Trustee of The Schwab Annuity Portfolios since 2005.)	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc.	98	None.

Officers of the Trust

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3])	Principal Occupations During the Past Five Years
Evelyn Dilsaver 1955 President and Chief Executive Officer (Officer of The Schwab Annuity Portfolios since 2004.)	President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation.
Stephen B. Ward 1955 Senior Vice President and Chief Investment Officer (Officer of The Schwab Annuity Portfolios since 1991.)	Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company.
George Pereira 1964 Treasurer and Principal Financial Officer (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc.
Kimon Daifotis 1959 Senior Vice President and Chief Investment Officer—Fixed Income (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963 Senior Vice President and Chief Investment Officer—Equities (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.

Officers of the Trust continued

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3])	Principal Occupations During the Past Five Years
Randall Fillmore 1960 Chief Compliance Officer and AML Officer (Officer of The Schwab Annuity Portfolios since 2002.)	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961 Secretary and Chief Legal Officer (Officer of The Schwab Annuity Portfolios since 1998.)	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.

[1] Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

[3] The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.

charles SCHWAB

Large Blend

Schwab S&P 500 Index Portfolio

(formerly Schwab S&P 500 Portfolio)

Large-Cap

Semiannual report for the period ended June 30, 2006

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at www.sec.gov.

The industry/sector classification of the fund's portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Management's Discussion for the six months ended June 30, 2006



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the portfolio. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Larry Mano, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day co-management of the portfolio. Prior to joining the firm in November 1998, he worked for 20 years in equity management.

The Investment Environment and the Fund

After a volatile six months in the domestic markets, equity and fixed income funds ended the period with mixed returns. Several key issues dominated market discussions throughout the period, including slowing economic growth, inflation fears, U.S. Federal Reserve (the Fed) interest rate increases, and volatile crude oil prices.

The markets remained in a steady growth mode over the first quarter of 2006 and ended the period on a positive note. Volatility was up during the second quarter of the year, but remained lower than its historical norm. During the six-month report period, oil prices hit new record highs and the Fed continued to raise short-term interest rates to curb inflationary pressures, boosting its Fed Funds target rate four consecutive times during the six-month period and bringing the benchmark rate up to 5.25%. This was the 17th rate hike over the past two years.

Rising sharply in the second half of the report period, crude oil prices peaked in April at around $75 per barrel while domestic gasoline prices were above $3 a gallon. In recent months, crude oil prices climbed back in response to declining crude inventories and geopolitical concerns. Despite the volatility in energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Reasonable valuations, a solid earnings season, and expectations that monetary policy tightening will soon come to an end, helped support the markets. Additionally, job and income growth remained positive, though they slowed during the report period. Moderate inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising its Fed Funds target 0.25% at each of its four meetings. As the Fed raised rates, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed

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Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 2.21% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations
- ■ -0.72% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- ■ 2.71% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 8.21% **Russell 2000® Index:** measures U.S. small-cap stocks
- □ 10.16% **MSCI EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is the day-to-day co-manager of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

the inversion of the yield curve. Following a strong start to 2006, economic growth has moderated over the past six months.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 2.71% for the six-month period ending June 30, 2006 while the Russell 2000 Index also displayed a positive return of 8.21%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 10.16% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which was down 0.72% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Rising interest rates have led to volatility in the equities markets and have weighed down bond returns. Meanwhile, money market funds enticed investors as the rise in short-term interest rates offered yields that have not been seen in years. The mixed messages that arose from the slowing economy and rising inflation have left investors puzzled about the direction of the Fed policy. The June 29 Federal Open Market Committee (FOMC) policy statement did little to alleviate uncertainty, as the Fed acknowledged slower growth while expressing concern about inflation risks.

The Schwab S&P 500 Index Portfolio was up 2.65%, closely tracking its benchmark, the S&P 500 Index, which was up 2.71%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Most of the fund's appreciation occurred during the first quarter of 2006. Within the portfolio, the best performing Sectors were Energy and Telecommunication Services. With the price of crude oil appreciating during the period, energy-related stocks were the overall top performers in the fund. On the downside, Information Technology was the worst performing Sector and slightly detracted from the fund's overall performance.

Past performance does not indicate future results.

Source of Sector Classification: S&P and MSCI.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Schwab S&P 500 Index Portfolio

Performance as of 6/30/06

Average Annual Total Returns[1,2,3]

This bar chart compares performance of the portfolio with its benchmark and Morningstar category.

■ **Portfolio**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 11/1/96
Portfolio	2.65%	8.40%	2.20%	7.58%
Benchmark	2.71%	8.63%	2.49%	8.00%
Fund Category	1.42%	7.46%	1.00%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1,2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in its benchmark.

■ $20,255 **Portfolio**
■ $21,032 **S&P 500® Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.

[3] Source for category information: Morningstar, Inc.

Portfolio Facts as of 6/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$87,250
Price/Earnings Ratio (P/E)	17.2
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	2%

Top Holdings[3]

Security	% of Net Assets
❶ Exxon Mobil Corp.	3.2%
❷ General Electric Co.	3.0%
❸ Citigroup, Inc.	2.1%
❹ Bank of America Corp.	1.9%
❺ Microsoft Corp.	1.8%
❻ Procter & Gamble Co.	1.6%
❼ Johnson & Johnson	1.6%
❽ Pfizer, Inc.	1.5%
❾ Altria Group, Inc.	1.3%
❿ American International Group, Inc.	1.3%
Total	**19.3%**

Sector Weightings % of Investments

This chart shows the portfolio's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.5%	**Financials**
15.0%	**Information Technology**
12.3%	**Health Care**
11.7%	**Industrials**
10.2%	**Consumer Discretionary**
10.1%	**Energy**
9.6%	**Consumer Staples**
3.3%	**Telecommunication Services**
3.3%	**Utilities**
3.0%	**Materials**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 6/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Portfolio Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2006 and held through June 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/06	Ending Account Value (Net of Expenses) at 6/30/06	Expenses Paid During Period[2] 1/1/06–6/30/06
Schwab S&P 500 Index Portfolio				
Actual Return	0.28%	$1,000	$1,026.50	$1.41
Hypothetical 5% Return	0.28%	$1,000	$1,023.41	$1.40

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[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Portfolio

Financial Statements

Financial Highlights

	1/1/06–6/30/06*	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)						
Net asset value at beginning of period	18.09	17.56	16.06	12.66	16.54	19.02
Income or loss from investment operations:						
Net investment income	0.18	0.31	0.29	0.17	0.19	0.15
Net realized and unrealized gains or losses	0.30	0.53	1.40	3.40	(3.90)	(2.46)
Total income or loss from investment operations	0.48	0.84	1.69	3.57	(3.71)	(2.31)
Less distributions:						
Dividends from net investment income	–	(0.31)	(0.19)	(0.17)	(0.17)	(0.17)
Net asset value at end of period	18.57	18.09	17.56	16.06	12.66	16.54
Total return (%)	2.65[1]	4.75	10.53	28.22	(22.43)	(12.16)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.28[2]	0.27	0.28	0.28	0.28	0.28
Gross operating expenses	0.31[2]	0.30	0.31	0.32	0.35	0.33
Net investment income	1.63[2]	1.59	1.75	1.50	1.33	1.09
Portfolio turnover rate	2	4	4	2	11	5
Net assets, end of period ($ x 1,000,000)	150	157	162	146	98	128

* Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of June 30, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.7%	**Common Stock**	112,654	149,320
0.2%	**Short-Term Investments**	199	199
—%	**U.S. Government Securities**	45	45
99.9%	**Total Investments**	112,898	149,564
3.7%	**Collateral Invested for Securities on Loan**	5,618	5,618
(3.6)%	**Other Assets and Liabilities**		(5,446)
100.0%	**Net Assets**		149,736

Security	Number of Shares	Value ($ x 1,000)
Common Stock 99.7% of net assets		
Automobiles & Components 0.5%		
Cooper Tire & Rubber Co. *(b)(c)*	400	4
Ford Motor Co. *(b)(c)*	24,213	168
General Motors Corp. *(b)(c)*	6,278	187
Harley-Davidson, Inc. *(b)(c)*	3,800	208
Johnson Controls, Inc.	2,600	214
The Goodyear Tire & Rubber Co. *(b)(c)**	2,500	28
		809
Banks 7.8%		
AmSouth Bancorp	4,453	118
Bank of America Corp.	60,202	2,896
BB&T Corp.	6,870	286
Comerica, Inc.	2,330	121
Commerce Bancorp, Inc. *(b)(c)*	2,300	82
Compass Bancshares, Inc.	1,610	89

Security	Number of Shares	Value ($ x 1,000)
Countrywide Financial Corp.	8,000	305
Fannie Mae	12,540	603
Fifth Third Bancorp	7,405	274
First Horizon National Corp.	1,400	56
Freddie Mac	9,010	514
Golden West Financial Corp.	3,500	260
Huntington Bancshares, Inc.	3,256	77
KeyCorp	5,400	193
M&T Bank Corp. *(b)(c)*	1,071	126
Marshall & Ilsley Corp.	2,738	125
MGIC Investment Corp.	733	48
National City Corp.	7,100	257
North Fork Bancorp, Inc.	6,200	187
PNC Financial Services Group, Inc.	3,770	264
Regions Financial Corp.	6,127	203
Sovereign Bancorp, Inc.	3,606	73
SunTrust Banks, Inc.	4,800	366
Synovus Financial Corp.	4,300	115
U.S. Bancorp	23,571	728
Wachovia Corp.	20,995	1,135
Washington Mutual, Inc.	12,845	585
Wells Fargo & Co.	21,779	1,461
Zions Bancorp	1,408	110
		11,657
Capital Goods 8.9%		
3M Co.	9,840	795
American Power Conversion Corp.	2,025	39
American Standard Cos., Inc.	2,400	104
Caterpillar, Inc.	8,680	647
Cooper Industries Ltd., Class A	1,300	121
Cummins, Inc. *(b)(c)*	600	73
Danaher Corp.	3,126	201
Deere & Co.	3,100	259
Dover Corp.	2,800	138
Eaton Corp.	1,740	131
Emerson Electric Co.	5,380	451
Fluor Corp. *(b)(c)*	1,100	102
General Dynamics Corp.	5,230	342
General Electric Co. *(c)*	135,130	4,454
Goodrich Corp.	1,660	67
Honeywell International, Inc.	11,037	445
Illinois Tool Works, Inc.	5,344	254
Ingersoll-Rand Co., Class A	4,400	188
ITT Industries, Inc.	2,480	123

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
L-3 Communications Holdings, Inc.	1,500	113
Lockheed Martin Corp.	4,690	336
Masco Corp.	5,710	169
Navistar International Corp. *	1,000	25
Northrop Grumman Corp.	4,534	290
Paccar, Inc.	1,864	154
Pall Corp.	1,400	39
Parker Hannifin Corp.	1,650	128
Raytheon Co.	5,830	260
Rockwell Automation, Inc.	2,350	169
Rockwell Collins, Inc.	2,500	140
Textron, Inc.	1,700	157
The Boeing Co.	10,396	852
Tyco International Ltd.	26,380	725
United Technologies Corp.	13,201	837
W.W. Grainger, Inc.	800	60
		13,388
Commercial Services & Supplies 0.8%		
Allied Waste Industries, Inc. *	525	6
Avery Dennison Corp.	1,300	75
Cendant Corp.	13,603	222
Cintas Corp.	1,157	46
Equifax, Inc.	2,000	69
H&R Block, Inc.	4,200	100
Monster Worldwide, Inc. *	1,704	73
Pitney Bowes, Inc.	3,000	124
R.R. Donnelley & Sons Co.	2,960	94
Robert Half International, Inc.	1,550	65
Waste Management, Inc.	7,358	264
		1,138
Consumer Durables & Apparel 1.1%		
Brunswick Corp.	1,200	40
Centex Corp.	1,600	81
Coach, Inc. *	5,101	153
D.R. Horton, Inc. *(b)(c)*	3,600	86
Eastman Kodak Co. *(b)(c)*	3,155	75
Fortune Brands, Inc.	1,607	114
Harman International Industries, Inc.	800	68
Hasbro, Inc.	2,525	46
Jones Apparel Group, Inc.	1,500	48
KB Home	960	44
Leggett & Platt, Inc.	2,300	57
Lennar Corp., Class A	1,800	80
Liz Claiborne, Inc.	997	37

Security	Number of Shares	Value ($ x 1,000)
Mattel, Inc.	5,301	88
Newell Rubbermaid, Inc.	3,924	101
Nike, Inc., Class B	2,460	199
Pulte Homes, Inc.	2,800	81
Snap-On, Inc.	800	32
The Black & Decker Corp.	1,010	85
The Stanley Works	391	18
VF Corp.	1,110	75
Whirlpool Corp.	1,033	85
		1,693
Consumer Services 1.6%		
Apollo Group, Inc., Class A *(b)(c)**	1,327	69
Carnival Corp.	5,222	218
Darden Restaurants, Inc.	2,090	82
Harrah's Entertainment, Inc.	2,400	171
Hilton Hotels Corp.	4,410	125
International Game Technology	4,700	178
Marriott International, Inc., Class A	3,512	134
McDonald's Corp.	16,301	548
Starbucks Corp. *	10,121	382
Starwood Hotels & Resorts Worldwide, Inc.	2,900	175
Wendy's International, Inc.	1,500	87
YUM! Brands, Inc.	3,700	186
		2,355
Diversified Financials 8.0%		
American Express Co.	16,071	855
Ameriprise Financial, Inc.	3,278	146
Capital One Financial Corp.	3,980	340
CIT Group, Inc.	2,600	136
Citigroup, Inc. *(c)*	64,683	3,120
E*TRADE Financial Corp. *	5,160	118
Federated Investors, Inc., Class B	1,100	35
Franklin Resources, Inc.	2,100	182
Janus Capital Group, Inc.	1,941	35
JPMorgan Chase & Co.	45,246	1,900
Legg Mason, Inc.	1,500	149
Lehman Brothers Holdings, Inc.	7,000	456
Mellon Financial Corp.	5,600	193
Merrill Lynch & Co., Inc.	11,880	826
Moody's Corp.	3,180	173
Morgan Stanley	14,147	894

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Northern Trust Corp.	2,470	137
SLM Corp.	5,600	296
State Street Corp.	4,500	261
T. Rowe Price Group, Inc.	3,400	129
The Bank of New York Co., Inc.	10,300	332
The Bear Stearns Cos., Inc.	1,512	212
The Charles Schwab Corp. (a)	14,146	226
The Goldman Sachs Group, Inc.	5,607	844
		11,995
Energy 10.0%		
Anadarko Petroleum Corp.	6,094	291
Apache Corp.	4,008	274
Baker Hughes, Inc.	4,400	360
BJ Services Co.	4,300	160
Chesapeake Energy Corp. (b)(c)	4,800	145
ChevronTexaco Corp.	28,839	1,790
ConocoPhillips	21,353	1,399
CONSOL Energy, Inc.	1,200	56
Devon Energy Corp.	5,863	354
El Paso Corp.	6,441	97
EOG Resources, Inc. (b)(c)	3,214	223
Exxon Mobil Corp. (c)	79,219	4,860
Halliburton Co. (b)(c)	6,710	498
Hess Corp. (b)(c)	2,610	138
Kerr-McGee Corp.	2,552	177
Kinder Morgan, Inc.	1,350	135
Marathon Oil Corp.	4,832	402
Murphy Oil Corp.	1,632	91
Nabors Industries, Ltd. (b)(c)*	4,000	135
National-Oilwell Varco, Inc. *	1,893	120
Noble Corp.	1,800	134
Occidental Petroleum Corp.	5,500	564
Rowan Cos., Inc.	1,400	50
Schlumberger Ltd.	15,340	999
Sunoco, Inc.	1,740	121
Transocean, Inc. *	4,033	324
Valero Energy Corp.	8,260	549
Weatherford International, Ltd. *	4,280	212
Williams Cos., Inc.	7,900	184
XTO Energy, Inc.	4,229	187
		15,029

Security	Number of Shares	Value ($ x 1,000)
Food & Staples Retailing 2.4%		
Costco Wholesale Corp.	6,100	349
CVS Corp.	10,900	335
Safeway, Inc.	6,200	161
Supervalu, Inc.	2,735	84
Sysco Corp.	8,300	254
The Kroger Co.	9,400	205
Wal-Mart Stores, Inc.	32,331	1,557
Walgreen Co.	12,976	582
Whole Foods Market, Inc.	1,800	116
		3,643
Food, Beverage & Tobacco 4.8%		
Altria Group, Inc.	27,111	1,991
Anheuser-Busch Cos., Inc. (b)(c)	9,783	446
Archer-Daniels-Midland Co.	8,700	359
Brown-Forman Corp., Class B	1,204	86
Campbell Soup Co.	2,300	85
Coca-Cola Enterprises, Inc.	4,000	81
ConAgra Foods, Inc. (b)(c)	6,770	150
Constellation Brands, Inc., Class A *	2,300	58
Dean Foods Co. *	1,700	63
General Mills, Inc.	4,880	252
H.J. Heinz Co.	4,510	186
Kellogg Co.	3,400	165
McCormick & Co., Inc.	1,700	57
Molson Coors Brewing Co., Class B	339	23
PepsiCo, Inc.	21,441	1,287
Reynolds American, Inc.	1,078	124
Sara Lee Corp.	10,600	170
The Coca-Cola Co.	26,963	1,160
The Hershey Co.	2,244	124
The Pepsi Bottling Group, Inc.	1,902	61
Tyson Foods, Inc., Class A	1,186	18
UST, Inc.	2,200	99
Wm. Wrigley Jr. Co., Class A	1,929	87
Wm. Wrigley Jr. Co., Class B	482	22
		7,154
Health Care Equipment & Services 4.3%		
Aetna, Inc.	7,640	305
AmerisourceBergen Corp.	2,720	114
Bausch & Lomb, Inc.	800	39
Baxter International, Inc.	8,690	320
Becton Dickinson & Co.	3,300	202

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Biomet, Inc.	2,507	79
Boston Scientific Corp. *	15,090	254
C.R. Bard, Inc.	1,520	111
Cardinal Health, Inc.	5,665	364
Caremark Rx, Inc.	6,054	302
CIGNA Corp.	1,560	154
Coventry Health Care, Inc. *	2,050	113
Express Scripts, Inc. *	2,040	146
HCA, Inc.	4,890	211
Health Management Associates, Inc., Class A	1,870	37
Hospira, Inc. *	2,100	90
Humana, Inc. *	2,100	113
IMS Health, Inc.	2,600	70
Laboratory Corp. of America Holdings *	1,504	94
Manor Care, Inc.	387	18
McKesson Corp.	3,956	187
Medco Health Solutions, Inc. *	3,888	223
Medtronic, Inc.	15,710	737
Patterson Cos., Inc. *	980	34
Quest Diagnostics	2,260	135
St. Jude Medical, Inc. *	4,204	136
Stryker Corp.	3,900	164
Tenet Healthcare Corp. *	6,500	45
UnitedHealth Group, Inc.	17,631	790
WellPoint, Inc. *	8,636	628
Zimmer Holdings, Inc. *	3,184	181
		6,396
Household & Personal Products 2.4%		
Alberto-Culver Co., Class B	1,000	49
Avon Products, Inc.	5,116	159
Clorox Co.	2,100	128
Colgate-Palmolive Co.	6,671	399
Kimberly-Clark Corp.	5,706	352
Procter & Gamble Co. *(c)*	42,674	2,373
The Estee Lauder Cos., Inc., Class A	1,500	58
		3,518
Insurance 4.7%		
ACE Ltd.	3,900	197
AFLAC, Inc.	6,610	306
Ambac Financial Group, Inc.	1,392	113
American International Group, Inc.	33,639	1,986
AON Corp.	4,550	158
Cincinnati Financial Corp.	2,335	110
Genworth Financial, Inc., Class A	5,000	174
Lincoln National Corp.	3,661	207
Loews Corp.	5,640	200
Marsh & McLennan Cos., Inc. *(b)(c)*	7,200	194
MBIA, Inc.	1,750	102
Metlife, Inc.	9,807	502
Principal Financial Group, Inc.	3,874	216
Prudential Financial, Inc.	6,470	503
SAFECO Corp.	1,600	90
The Allstate Corp.	8,440	462
The Chubb Corp.	5,160	258
The Hartford Financial Services Group, Inc.	3,930	333
The Progressive Corp.	10,201	262
The St. Paul Travelers Cos., Inc.	8,999	401
Torchmark Corp.	1,500	91
UnumProvident Corp.	4,276	78
XL Capital Ltd., Class A	1,900	116
		7,059
Materials 3.0%		
Air Products & Chemicals, Inc.	3,000	192
Alcoa, Inc.	11,672	378
Allegheny Technologies, Inc.	770	53
Ashland, Inc.	900	60
Ball Corp.	1,400	52
Bemis Co.	1,400	43
E.I. du Pont de Nemours & Co.	12,115	504
Eastman Chemical Co.	1,000	54
Ecolab, Inc.	2,604	106
Freeport-McMoran Copper & Gold, Inc., Class B *(b)(c)*	2,400	133
Hercules, Inc. *	700	11
International Flavors & Fragrances, Inc.	1,000	35
International Paper Co.	6,498	210
Louisiana-Pacific Corp.	1,260	28
MeadWestvaco Corp.	2,549	71
Monsanto Co.	3,525	297
Newmont Mining Corp. *(b)(c)*	5,446	288
Nucor Corp.	4,000	217
Pactiv Corp. *	1,800	44
Phelps Dodge Corp.	2,690	221
PPG Industries, Inc.	2,300	152
Praxair, Inc.	4,165	225

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Rohm & Haas Co.	2,105	105
Sealed Air Corp.	1,214	63
Sigma-Aldrich Corp.	641	47
Temple-Inland, Inc.	1,600	69
The Dow Chemical Co.	12,706	496
United States Steel Corp.	1,500	105
Vulcan Materials Co.	1,300	101
Weyerhaeuser Co.	3,300	205
		4,565

Media 3.5%

Security	Number of Shares	Value ($ x 1,000)
CBS Corp., Class B	10,980	297
Clear Channel Communications, Inc. *	5,956	184
Comcast Corp., Class A *	27,726	908
Dow Jones & Co., Inc. (b)(c)	800	28
Gannett Co., Inc.	3,160	177
McGraw-Hill Cos., Inc.	4,750	239
Meredith Corp.	500	25
News Corp., Class A	30,575	586
Omnicom Group, Inc.	2,300	205
The E.W. Scripps Co., Class A	1,000	43
The Interpublic Group of Cos., Inc. (b)(c)*	4,997	42
The New York Times Co., Class A (b)(c)	1,900	47
The Walt Disney Co.	28,501	855
Time Warner, Inc.	58,962	1,020
Tribune Co.	3,400	110
Univision Communications, Inc., Class A *	3,025	101
Viacom, Inc., Class B *	9,380	336
		5,203

Pharmaceuticals & Biotechnology 8.0%

Security	Number of Shares	Value ($ x 1,000)
Abbott Laboratories	20,130	878
Allergan, Inc. (b)(c)	1,880	202
Amgen, Inc. *	15,154	988
Applera Corp. - Applied Biosystems Group	2,800	90
Barr Pharmaceuticals, Inc. *	1,400	67
Biogen Idec, Inc. *	4,700	218
Bristol-Myers Squibb Co.	25,640	663
Eli Lilly & Co.	14,620	808
Fisher Scientific International, Inc. *	1,605	117
Forest Laboratories, Inc. *	3,720	144
Genzyme Corp. *	3,500	214
Gilead Sciences, Inc. *	6,200	367

Security	Number of Shares	Value ($ x 1,000)
Johnson & Johnson	38,599	2,313
King Pharmaceuticals, Inc. *	3,466	59
MedImmune, Inc. *	3,400	92
Merck & Co., Inc.	28,301	1,031
Millipore Corp. *	700	44
Mylan Laboratories, Inc.	3,091	62
PerkinElmer, Inc.	1,700	35
Pfizer, Inc. (c)	95,432	2,240
Schering-Plough Corp.	19,190	365
Thermo Electron Corp. *	1,380	50
Waters Corp. *	1,400	62
Watson Pharmaceuticals, Inc. *	1,500	35
Wyeth	17,470	776
		11,920

Real Estate 1.0%

Security	Number of Shares	Value ($ x 1,000)
Apartment Investment & Management Co., Class A	1,300	56
Archstone-Smith Trust	2,700	137
Boston Properties, Inc.	1,216	110
Equity Office Properties Trust (b)(c)	5,001	183
Equity Residential	4,001	179
Kimco Realty Corp.	2,710	99
Plum Creek Timber Co., Inc.	2,560	91
ProLogis	2,600	136
Public Storage, Inc.	1,100	83
Simon Property Group, Inc.	2,400	199
Vornado Realty Trust	1,600	156
		1,429

Retailing 3.4%

Security	Number of Shares	Value ($ x 1,000)
Amazon.com, Inc. *	3,000	116
AutoNation, Inc. (b)(c)*	1,900	41
AutoZone, Inc. *	700	62
Bed, Bath & Beyond, Inc. *	3,016	100
Best Buy Co., Inc.	5,475	300
Big Lots, Inc. *	1,400	24
Circuit City Stores, Inc.	2,054	56
Dillard's, Inc., Class A	600	19
Dollar General Corp.	4,263	60
Family Dollar Stores, Inc.	2,000	49
Federated Department Stores, Inc.	6,822	250
Genuine Parts Co.	2,500	104
Home Depot, Inc.	27,551	986
J.C. Penney Co., Inc.	3,100	209
Kohl's Corp. *	4,610	272

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Limited Brands, Inc.	3,908	100
Lowe's Cos., Inc.	10,230	621
Nordstrom, Inc.	2,850	104
Office Depot, Inc. *	4,100	156
OfficeMax, Inc.	900	37
RadioShack Corp.	259	4
Sears Holdings Corp. *	1,275	197
Staples, Inc.	9,850	239
Target Corp.	11,371	556
The Gap, Inc.	8,162	142
The Sherwin-Williams Co.	1,133	54
The TJX Cos., Inc.	6,310	144
Tiffany & Co.	1,126	37
		5,039

Semiconductors & Semiconductor Equipment 2.7%

Security	Number of Shares	Value ($ x 1,000)
Advanced Micro Devices, Inc. *	5,530	135
Altera Corp. *	4,880	86
Analog Devices, Inc.	4,730	152
Applied Materials, Inc. (c)	20,571	335
Broadcom Corp., Class A *	6,165	185
Freescale Semiconductor, Inc., Class B *	5,566	164
Intel Corp.	76,272	1,445
KLA-Tencor Corp.	2,700	112
Linear Technology Corp. (b)(c)	4,000	134
LSI Logic Corp. *	5,410	48
Maxim Integrated Products, Inc.	4,200	135
Micron Technology, Inc. (b)(c)*	8,800	133
National Semiconductor Corp.	4,400	105
Novellus Systems, Inc. *	1,900	47
NVIDIA Corp. *	4,800	102
PMC - Sierra, Inc. *	2,390	23
Teradyne, Inc. *	2,100	29
Texas Instruments, Inc.	20,941	634
Xilinx, Inc.	4,400	100
		4,104

Software & Services 5.6%

Security	Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. *	7,900	240
Affiliated Computer Services, Inc., Class A *	1,591	82
Autodesk, Inc. *	3,320	114
Automatic Data Processing, Inc.	7,173	325
BMC Software, Inc. *	3,200	76
CA, Inc.	6,444	132

Security	Number of Shares	Value ($ x 1,000)
Citrix Systems, Inc. *	2,360	95
Computer Sciences Corp. *	2,400	116
Compuware Corp. *	5,150	35
Convergys Corp. *	1,354	26
eBay, Inc. *	15,288	448
Electronic Arts, Inc. *	4,058	175
Electronic Data Systems Corp.	7,220	174
First Data Corp.	9,959	449
Fiserv, Inc. *	2,700	122
Google, Inc., Class A *	2,577	1,081
Intuit, Inc. *	2,520	152
Microsoft Corp. (c)	115,291	2,686
Novell, Inc. *	5,200	34
Oracle Corp. *	49,321	715
Parametric Technology Corp. *	1,484	19
Paychex, Inc.	4,450	173
Sabre Holdings Corp., Class A (b)(c)	1,883	41
Symantec Corp. *	13,941	217
Unisys Corp. *	4,700	30
VeriSign, Inc. *	2,025	47
Yahoo! Inc. (b)(c)*	16,601	548
		8,352

Technology Hardware & Equipment 6.6%

Security	Number of Shares	Value ($ x 1,000)
ADC Telecommunications, Inc. *	971	16
Agilent Technologies, Inc. *	5,867	185
Andrew Corp. *	1,450	13
Apple Computer, Inc. *	11,200	640
Avaya, Inc. *	5,632	64
CIENA Corp. *	6,700	32
Cisco Systems, Inc. *	79,601	1,555
Comverse Technology, Inc. *	2,700	53
Corning, Inc. *	20,650	499
Dell, Inc. *	30,772	751
EMC Corp. *	30,822	338
Gateway, Inc. *	1,000	2
Hewlett-Packard Co.	37,013	1,173
International Business Machines Corp.	20,285	1,558
Jabil Circuit, Inc.	2,327	60
JDS Uniphase Corp. *	20,155	51
Juniper Networks, Inc. *	7,200	115
Lexmark International, Inc., Class A *	1,300	73
Lucent Technologies, Inc. (b)(c)*	60,296	146

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Molex, Inc.	1,800	60
Motorola, Inc.	32,435	654
NCR Corp. *	2,400	88
Network Appliance, Inc. *	4,800	169
QLogic Corp. *	2,590	45
Qualcomm, Inc.	21,490	861
SanDisk Corp. *	2,000	102
Sanmina — SCI Corp. *	7,400	34
Solectron Corp. *	13,490	46
Sun Microsystems, Inc. *	45,801	190
Symbol Technologies, Inc.	2,212	24
Tektronix, Inc.	1,100	32
Tellabs, Inc. *	6,230	83
Xerox Corp. *(b)(c)**	12,190	170
		9,882
Telecommunication Services 3.3%		
Alltel Corp.	5,160	329
AT&T Corp.	50,212	1,400
BellSouth Corp.	23,530	852
CenturyTel, Inc.	1,490	55
Citizens Communications Co.	4,718	62
Embarq Corp *	1,997	82
Qwest Communications International, Inc. *	21,216	172
Sprint Nextel Corp.	38,840	776
Verizon Communications, Inc.	38,305	1,283
		5,011
Transportation 2.0%		
Burlington Northern Santa Fe Corp.	4,730	375
CSX Corp.	3,010	212
FedEx Corp.	3,920	458
Norfolk Southern Corp.	5,600	298
Ryder System, Inc.	600	35
Southwest Airlines Co.	7,887	129
Union Pacific Corp.	3,570	332
United Parcel Service, Inc., Class B	14,116	1,162
		3,001
Utilities 3.3%		
Allegheny Energy, Inc. *	2,241	83
Ameren Corp.	2,700	136
American Electric Power Co., Inc.	5,170	177
CenterPoint Energy, Inc.	4,150	52
CMS Energy Corp. *	2,960	38
Consolidated Edison, Inc.	3,300	147
Constellation Energy Group, Inc.	2,500	136
Dominion Resources, Inc. (b)(c)	4,380	328
DTE Energy Co.	2,400	98
Duke Energy Corp.	15,564	457
Dynegy, Inc., Class A *	4,200	23
Edison International	4,200	164
Entergy Corp.	2,377	168
Exelon Corp.	8,690	494
FirstEnergy Corp.	4,288	233
FPL Group, Inc.	5,400	224
KeySpan Corp.	2,300	93
Nicor, Inc. (b)(c)	510	21
NiSource, Inc.	3,546	77
Peoples Energy Corp. (b)(c)	500	18
PG&E Corp.	4,800	189
Pinnacle West Capital Corp.	1,200	48
PPL Corp. *(b)(c)*	4,960	160
Progress Energy, Inc.	2,730	117
Public Service Enterprise Group, Inc.	3,300	218
Sempra Energy	3,141	143
TECO Energy, Inc.	2,840	42
The AES Corp. *	8,800	162
The Southern Co.	9,511	305
TXU Corp.	5,954	356
Xcel Energy, Inc.	3,809	73
		4,980

Security	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.2% of net assets		
Brown Brothers Harriman & Co. Cash Management Sweep	199	**199**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 0.0% of net assets		
Treasury Bills 0.0%		
U.S. Treasury Bill 4.71%, 09/14/06	45	**45**

End of Investments.

See financial notes.

Portfolio Holdings (Unaudited) continued

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 3.7% of net assets		
State Street Navigator Security Lending Prime Portfolio	5,618	**5,618**

End of collateral invested for securities on loan.

At June 30, 2006 the tax basis cost of the fund's investments was $113,991, and the unrealized appreciation and depreciation was $46,494 and ($10,921), respectively, with a net unrealized appreciation of $35,573.

In addition to the above, the fund held the following at 06/30/06. All numbers x 1,000 except number of contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contract			
S & P Mini 500 Index Future, Long Expires 9/15/06	4	256	**6**

*   Non-income producing security.

(a) Issuer is affiliated with the fund's adviser.

(b) All or portion of security is on loan.

(c) All or a portion of this security is held as collateral for open futures contracts.

Statement of

Assets and Liabilities

As of June 30, 2006; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $5,501 (cost $112,898)	$149,564
Collateral invested for securities on loan	5,618
Receivables:	
Fund shares sold	57
Dividends	173
Prepaid expenses	+ 24
Total assets	**155,436**

Liabilities

Collateral invested for securities on loan	5,618
Payables:	
Due to brokers for futures	1
Fund shares redeemed	14
Investment adviser and administrator fees	2
Accrued expenses	+ 65
Total liabilities	**5,700**

Net Assets

Total assets	155,436
Total liabilities	- 5,700
Net assets	**$149,736**

Net Assets by Source

Capital received from investors	124,650
Net investment income not yet distributed	3,762
Net realized capital losses	(15,348)
Net unrealized capital gains	36,672

Net Asset Value (NAV) by Share Class

Net Assets	÷	Outstanding	=	Shares NAV
$149,736		8,065		$18.57

Statement of
Operations

For January 1, 2006 through June 30, 2006; unaudited. All numbers x 1,000.

Investment Income

Dividends		$1,474
Interest		7
Securities on loan	+	3
Total investment income		**$1,484**

Net Realized Gains and Losses

Net realized losses received from affiliated issuers		(1)
Net realized losses on investments sold	+	(718)
Net realized losses		(719)

Net Unrealized Gains and Losses

Net unrealized gains on investments		3,652
Net unrealized gains on futures contracts	+	16
Net unrealized gains		**3,668**

Expenses

Investment adviser and administrator fees		155
Trustees' fees		15
Custodian fees		9
Portfolio accounting fees		18
Professional fees		15
Shareholder reports		19
Other expenses	+	12
Total expenses		243
Expense reduction	-	26
Net expenses		**217**

Increase in Net Assets from Operations

Total investment income		1,484
Net expenses	-	217
Net investment income		**1,267**
Net realized losses		(719)
Net unrealized gains	+	3,668
Increase in net assets from operations		**$4,216**

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	1/1/06-6/30/06	1/1/05-12/31/05
Net investment income	$1,267	$2,490
Net realized losses	(719)	(3,306)
Net unrealized gains	+ 3,668	7,901
Increase in net assets from operations	**4,216**	**7,085**

Distributions Paid

Dividends from net investment income	—	**2,644**

Transactions in Fund Shares

	1/1/06-6/30/06		1/1/05-12/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	441	$8,225	1,528	$26,939
Shares reinvested	—	—	144	2,644
Shares redeemed	+ (1,077)	(20,091)	(2,193)	(38,629)
Net transactions in fund shares	**(636)**	**($11,866)**	**(521)**	**($9,046)**

Shares Outstanding and Net Assets

	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	8,701	$157,386	9,222	$161,991
Total decrease	+ (636)	(7,650)	(521)	(4,605)
End of period	**8,065**	**$149,736**	**8,701**	**$157,386**
Net investment income not yet distributed		**$3,762**		**$2,495**

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Fund

Schwab S&P 500 Index Portfolio is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the fund in this report, which is highlighted:

Schwab Annuity Portfolios
Organized January 21,1994

  Schwab Money Market Portfolio
  Schwab MarketTrack Growth Portfolio II
  Schwab S&P 500 Index Portfolio

Schwab S&P 500 Index Portfolio offers one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies the fund uses in its operations and in the preparation of financial statements:

(a) Security Valuation:

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

• **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When a fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

(b) Portfolio Investments:

Futures Contract: The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

Securities Lending: The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees. The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

For the period ended June 30, 2006, purchases and sales of securities (excluding short-term obligations) were as follows:

Purchases	Sales/Maturities
$3,083	$11,970

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

(d) Income, Expenses and Distributions:

Income from interest and the accretion of discount is recorded as it accrues. Dividends and distributions from portfolio securities and underlying funds are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund pays dividends from net investment income and makes distributions from net realized capital gains once a year.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Borrowing:

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

	Amount Outstanding at 6/30/06 ($ x 1000)	Average Borrowing* ($ x 1000)	Weighted Average Interest Rate* (%)
S&P 500 Index Portfolio	—	238	5.06

* Based on the number of days for which the borrowing is outstanding.

(f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(g) Indemnification:

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Financial Notes, unaudited (continued).
Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as the fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to the fund, the investment adviser is entitled to receive an annual fee payable monthly based on the fund's average daily net assets described as follows:

Average daily net assets	
First $500 million	0.20%
Over $500 million	0.17%

Schwab does not charge the fund for transfer agent and shareholder services fees.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses to 0.28% through April 29, 2007.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in an index which the fund uses as part of an indexing strategy.

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. For the period ended June 30, 2006, the fund had no security transactions with other Schwab Funds.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for the fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

4. Federal Income Taxes

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to the participating

Financial Notes, unaudited (continued).
Unless stated, all dollar amounts are x 1,000.

4. Federal Income Taxes (continued)

insurance company separate accounts each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

As of December 31, 2005, the components of distributable earnings on a tax basis were as follows:

Ordinary income	$2,495
Long-term capital gains	—

As of December 31, 2005, the fund had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	
2008	$664
2009	1,821
2010	7,810
2011	38
2012	359
2013	2,130
Total	**$12,822**

The fund deferred capital losses occurring after December 31, 2005 to the next fiscal year ending at December 31, 2006. The aggregate amounts of these deferred losses are $732.

The tax-basis components of distributions for the fiscal year ended December 31, 2005 were:

From ordinary income	$2,644
From long-term capital gains	—
From return of capital	—

22

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Annuity Portfolios (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab S&P 500 Index Portfolio, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

The Board, including a majority of the Independent Trustees, considered information specifically relating to the continuance of the Agreement at meetings held on May 2, 2006, May 24, 2006 and June 12, 2006, and approved the renewal of the Agreement for an additional one year term at the meeting held on June 12, 2006. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at these meetings and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees considered the role of unaffiliated insurance companies in the distribution of the funds. The information considered by the trustees included specific information concerning changes in the nature, extent and quality of services provided by CSIM since the trustees had last considered approval of the Agreement. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition, and how this affects the success of the funds. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield, when applicable, and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund and the appropriateness of the benchmark used to compare the performance of each fund. The trustees further considered the level of fund performance in the context of its review of fund expenses and adviser profitability discussed below. Following such evaluation the Board concluded,

within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's historical practice of voluntarily waiving management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the different legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts, and the unique insurance dedicated distribution arrangements of the funds as compared to other funds managed by CSIM. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. The Board also considered information relating to changes to CSIM's cost structure, including cost savings, technology investments and increased operating efficiencies and how these changes affected CSIM's profitability under the Agreement. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules that include lower fees at higher graduated asset levels. The Board also considered certain commitments by CSIM and Schwab that are designed to pass along potential economies of scale to fund shareholders. Specifically, the Board considered CSIM and Schwab's commitments, which may be changed only with Board approval: (i) to reduce contractual advisory fees or add breakpoints for certain funds, and (ii) to implement, by means of expense limitation agreement, reductions in net overall expenses for certain funds. Based on this evaluation, and in consideration of the commitments made by CSIM and Schwab as discussed above, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

The tables below give information about the trustees and officers for The Schwab Annuity Portfolios, which includes the fund covered in this report. The "Fund Complex" includes The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, Laudus Variable Insurance Trust, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. As of June 30, 2006, the Fund Complex included 98 funds.

The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Mariann Byerwalter 1960 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University.	98	*Board 1*—Director, Redwood Trust, Inc. *Board 2*—Director, PMI Group, Inc.
Donald F. Dorward 1931 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting firm). *From 1996-1999,* Executive Vice President and Managing Director, Grey Advertising. *Prior to 1996,* President and Chief Executive Officer, Allen & Dorward Advertising.	57	None.
William A. Hasler 1941 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corp. (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education).	98	*Board 1*—Director, Aphton Corp. *Board 2*—Director, Mission West Properties *Board 3*—Director, TOUSA *Board 4*—Director, Stratex Networks *Board 5*—Director, Genitope Corp. *Board 6*—Director & Non-Executive Chairman, Solectron Corp. *Board 7*—Director, Ditech Communications Corp.

Independent Trustees continued

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Robert G. Holmes 1931 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman, Chief Executive Officer and Director, Semloh Financial, Inc. (international financial services and investment advisory firm).	57	None.
Gerald B. Smith 1950 Trustee (Trustee of The Schwab Annuity Portfolios since 2000.)	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors).	57	*Board 1*—Board of Cooper Industries *Board 2*—Chairman of the Audit Committee of Northern Border Partners, M.L.P.
Donald R. Stephens 1938 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Managing Partner, D.R. Stephens & Company (investments). Prior to 1996, Chairman and Chief Executive Officer of North American Trust (real estate investment trust).	57	None.
Michael W. Wilsey 1943 Trustee (Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman and Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).	57	None.

Interested Trustees

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[1])	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee	Other Directorships
Charles R. Schwab[2] 1937 Chairman and Trustee (Chairman and Trustee of The Schwab Annuity Portfolios since 1989.)	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N. A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N. A., U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation.	57	None.
Randall W. Merk[2] 1954 Trustee (Trustee of The Schwab Annuity Portfolios since 2005.)	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC. *From September 2002 to July 2004,* Chief Executive Officer and President, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to September 2002,* President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc.	98	None.

Officers of the Trust

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3])	Principal Occupations During the Past Five Years
Evelyn Dilsaver 1955 President and Chief Executive Officer (Officer of The Schwab Annuity Portfolios since 2004.)	President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *From June 2003 to July 2004,* Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. *Prior to June 2003,* Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation.
Stephen B. Ward 1955 Senior Vice President and Chief Investment Officer (Officer of The Schwab Annuity Portfolios since 1991.)	Director, Senior Vice President and Chief Investment Officer, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Company.
George Pereira 1964 Treasurer and Principal Financial Officer (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Financial Officer and Chief Accounting Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Chief Financial Officer, Mutual Fund Division, UST Advisors, Inc. Director, Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Sr. Vice President, Financial Reporting, Charles Schwab & Co., Inc.
Kimon Daifotis 1959 Senior Vice President and Chief Investment Officer—Fixed Income (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Investment Officer—Fixed Income, Charles Schwab Investment Management, Inc. *Prior to 2004,* Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963 Senior Vice President and Chief Investment Officer—Equities (Officer of The Schwab Annuity Portfolios since 2004.)	Senior Vice President and Chief Investment Officer—Equities, Charles Schwab Investment Management, Inc.; Vice President and Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.

Officers of the Trust continued

Name, Year of Birth, and Position(s) with the Trust; (Term of Office, and Length of Time Served[3])	Principal Occupations During the Past Five Years
Randall Fillmore 1960 Chief Compliance Officer and AML Officer (Officer of The Schwab Annuity Portfolios since 2002.)	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Compliance Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *From 2002 to 2003,* Vice President, Charles Schwab & Co., Inc., and Charles Schwab Investment Management, Inc. *From 2000 to 2002,* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961 Secretary and Chief Legal Officer (Officer of The Schwab Annuity Portfolios since 1998.)	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc.; Chief Legal Officer, Laudus Trust and Laudus Variable Insurance Trust; Chief Legal Officer, Excelsior Funds Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.

[1] Trustees remain in office until they resign, retire or are removed by shareholder vote. The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their employment with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of The Charles Schwab Corporation. Mr. Schwab and Mr. Merk are Interested Trustees because they are employees of Schwab and/or the adviser.

[3] The President, Treasurer and Secretary hold office until their respective successors are chosen and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer serves at the pleasure of the Board.